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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cap Rock Energy Corporation
(Name of Subject Company (issuer))

Cap Rock Energy Corporation (Issuer)
(Name of Filing Person)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

13910R 10 2
(CUSIP Number of Class of Securities)

Ronald W. Lyon
General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, Texas 75090
(903) 813-3077
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$13,023,550	$1,181.52

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes all 1,302,355 shares of common stock, par value $.01 per share are tendered, at the tender offer price of $10.00 per share in cash.

☒
Check this box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $1,181.52
  Form or Registration No.: Schedule TO
  Filing Party: Cap Rock Energy Corporation
  Date Filed: April 3, 2003

☐
Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate box below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if this filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

        This Amendment No. 5 to Schedule TO relates to the repurchase commitment of Cap Rock Energy Corporation (the "Company"), a Texas corporation, pursuant to the terms of the original Prospectus dated July 2001. Cap Rock Energy Corporation is offering to purchase shares of its outstanding common stock at a price of $10.00 per share.

        This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 5, 2003, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 5 further amends and supplements the statement on Schedule TO originally filed by the Company on February 5, 2003, as amended by Amendments No. 1 through 4 filed March 3, 2003, March 20, 2003, March 31, 2003, and April 3, 2003, respectively.

        This Schedule TO, as amended, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 7. Source and Amount of Funds or Other Consideration

        Item 7 of the Schedule TO and Section 8 of the Offer to Purchase are hereby amended as follows:

        "On April 23, 2003, the Company issued a press release stating that cash available from operations had increased, and therefore the cash available to purchase shares tendered pursuant to the offer had increased to a total of $1,250,000, which would allow the Company to purchase up to 125,000 shares at $10 per share. A copy of the press release is filed as an exhibit hereto under Item 12 below.

Item 12. Exhibits

        Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits:

        (a)(5)(D)                Press Release dated April 23, 2003

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK ENERGY CORPORATION
April 23, 2003	By:	/s/ LEE D. ATKINS Lee D. Atkins Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(5)(D)	Press Release dated April 23, 2003

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Introductory Statement
SIGNATURE
EXHIBIT INDEX